EXHIBIT 4.133

DATED 20 December 2006

TOM ONLINE INC.

as Lender

- and -

EBAY PRC HOLDINGS (BVI) INC.

as Borrower

Shareholder’s Loan Agreement

in respect of

US$20,000,000 Loan Facility

2

THIS SHAREHOLDER’S LOAN AGREEMENT dated 20 December 2006 (the “Loan Agreement”), is made by and between:-

A.	TOM ONLINE INC., a company organized and existing under the laws of Cayman Islands, having its registered address at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies (the “Lender”); and

B.	EBAY PRC HOLDINGS (BVI) INC., a company organized under the laws of the British Virgin Islands, having its registered address at Kingston Chambers Sea Meadow Hose, PO Box 173, Road Town, Tortola, British Virgin Islands (the “Borrower”).

WHEREAS:

I.	The Borrower desires to borrow up to an aggregate principal amount of US$20,000,000 from the Lender for financing its general working capital in accordance with the terms and conditions of this Loan Agreement.

II.	The Lender, which is holding 51% of the total issued share capital of the Borrower, is willing to make available the loan to the Borrower in accordance with the terms and conditions of this Loan Agreement.

IT IS AGREED as follows:

1.	DEFINED TERMS.

As used in this Loan Agreement, the following terms shall have the following meanings:

“Board”	has the meaning ascribed to such term in the JV Deed.

“Business Day”	means any day other than Saturday, Sunday or a day on which banks in New York City (United States of America), London (England) and Hong Kong (PRC) are authorized or required by law to remain closed and excluding any day on which banks are not open for dealings in United States Dollar deposits in the London, England interbank market.

“Business Plan”	has the meaning ascribed to such term in the JV Deed, and is approved by the Board in accordance with Clause 7.1.1 of the JV Deed.

“Debt”	means, in relation to the Borrower, the aggregate of (a) all obligations for money borrowed or raised, all obligations (other than accounts payable and other similar items arising in the ordinary course of business) for the deferred payment of the purchase price of property, and all capital lease obligations, which, in each case, would be included in determining total liabilities as shown on the liability side of the balance sheet of the Borrower, and (b) all obligations under guarantees and letters of credit (excluding endorsements for collection or deposit in the ordinary course of business).

“Dollars” or “US$”	means lawful money of the United States of America.

“eBay Additional Shareholder’s Loan”	means the Loan as defined in the shareholder’s loan agreement to be entered into between eBay International AG and the Borrower in respect of a US$5,000,000 loan facility pursuant to the terms of the JV Deed.

“Effective Date”	means the date on which this Loan Agreement is executed by the Lender and the Borrower.

“Event of Default”	has the meaning ascribed to such term in Clause 15 of this Loan Agreement.

“Facility Amount”	has the meaning ascribed to such term in Clause 2.1 of this Loan Agreement.

“Hong Kong”	means Hong Kong Special Administrative Region of the Peoples’ Republic of China.

“JV Deed”	means the joint venture deed dated as of the date hereof and entered into among the Lender, eBay International AG, the Borrower and eBay Inc..

“LIBOR”	means, in relation to any relevant period and any relevant sum, the British Bankers’ Association Interest Settlement Rate for Dollars for the relevant period displayed on the appropriate page of the Reuters screen as of 11:00am (London time) on the Quotation Day for the offering of deposits in the currency of the Loan and for a period comparable to the relevant period.

“Loan”	has the meaning ascribed to such term in Clause 2.1 of this Loan Agreement.

“London”	means London, England.

“Management Accounts”	means a consolidated balance sheet of the Company and a consolidated statement of income and cash flows of the Company, each prepared in accordance with US GAAP.

“Maturity Date”	means the date on which the Borrower has repaid the final principal balance, together with all accrued interest and all other sums owing under this Loan Agreement, pursuant to Clause 5.1 of this Loan Agreement and Clause 15.2 of the JV Deed.

“Net Cash”	means all items classified as cash in accordance with US GAAP, including, but not limited to cash and cash equivalents, short term bank deposits, debt securities pledged for bank loans and restricted cash less all items classified as debt in accordance with US GAAP, including, but not limited to loans from banks, lines of credit, shareholder and other related party loans, consideration payables and liabilities related to restricted cash.

“PRC”	has the meaning ascribed to such term in the JV Deed.

“Quotation Day”	means, in relation to any period for which an interest rate is to be determined, two (2) Business Days before the first day of that period.

“Tax”	has the meaning ascribed to such term in Clause 10.1 of this Loan Agreement.

“Tom Online Additional Shareholder’s Loan”	means the Loan as defined in the shareholder’s loan agreement to be entered into between the Lender and the Borrower in respect of a US$5,000,000 loan facility pursuant to the terms of the JV Deed.

2.	LOAN.

2.1	At the request of the Borrower and subject to Clause 2.2, the Lender has established, as of the date hereof, a loan facility (the “Loan”) in favour of the Borrower in accordance with the terms and conditions of this Loan Agreement with a principal amount at any one time outstanding up to Twenty Million Dollars (US$20,000,000) (the “Facility Amount”).

2.2	The Lender undertakes that the Loan shall, without any further action by any party or any condition being satisfied other than those set out in Clause 3.1, be made available to the Borrower when the remaining cash balance of the Borrower is only enough to finance no more than six (6) months of its operation, based on the most recent Business Plan and as ascertained by the monthly Management Accounts, which shall be conclusive evidence of such condition and in relation to the obligation of the Lender under this Clause 2.2.

3.	BORROWING PROCEDURES.

3.1	The Borrower may draw down the Loan in one lump sum or in instalments, in such amounts and with such tenor as specified by the Borrower, upon at least seven (7) Business Days’ prior written notice to the Lender; provided, however, that

(a)	the aggregate principal amount drawn under this Loan Agreement shall not exceed the Facility Amount; and

(b)	if the Borrower elects to draw down an amount less than the Facility Amount, the amount that it is drawn down shall be equal to or more than the amount of the Borrower’s cash requirements necessary for the Borrower’s operations for the next six (6) months from the date of drawdown, as set out in the most recent budget contained in the most recent Business Plan; and

(c)	amounts repaid or prepaid may not be reborrowed by the Borrower.

4.	INTEREST.

4.1	The unpaid principal amount of the Loan shall bear interest from the date of drawdown at a rate per annum equal to the applicable LIBOR as at the date of drawdown, plus 1.30% per annum.

4.2	Interest shall be computed on the basis of the actual number of days elapsed over a year of 360 days.

4.3	Interest shall be payable in Dollars on March 31, June 30, September 30 and December 31.

5.	REPAYMENT.

5.1	The Borrower’s obligation to repay in Dollars the outstanding principal of the Loan, together with accrued interest and all other sums owing under this Loan Agreement shall arise only after the events described in Clause 15.2(a) and (b) of the JV Deed have occurred and thereafter, irrespective of whether or not the event described in Clause 15.2(a) is continuing. The Borrower shall repay an amount (the “Relevant Amount”) of the outstanding Loan principal equal to the amount of its cash balance as determined by the Management Accounts of the immediately preceding month that is in excess of (a) the cash requirements of the Borrower necessary for the operations of the Borrower for the following twelve (12) months (as determined by the most recent budget contained in the most recent Business Plan); and (b) there is an additional Net Cash balance (as determined by the Management Accounts of the immediately preceding month) exceeding US$5,000,000, and such repayment of the Relevant Amount, together with all accrued interest and other sums owing under this Loan Agreement, shall be made in Dollars upon the earliest of March 31, June 30, September 30 and December 31 immediately after the Borrower’s obligation to repay under this Clause 5.1 arises.

5.2	Without prejudice to any other provisions in this Loan Agreement and for the avoidance of doubt, the Lender and the Borrower hereby agree that in cases of the occurrence of an Event of Default under Clause 15, neither the Lender nor eBay International AG shall be required to provide any additional funding to the Borrower for the repayment of the Loan.

5.3	The Borrower agrees and confirms with the Lender that the Tom Online Additional Shareholder’s Loan and the eBay Additional Shareholder’s Loan are subordinated to the Loan unless and until the Borrower is liquidated or wound-up, in which case the priority of payment, as far as the Loan, the Tom Online Additional Shareholder’s Loan and the eBay Additional Shareholder’s Loan are concerned, shall be in accordance with Clause 15.1 of the JV Deed.

6.	EFFECTIVENESS.

This Loan Agreement shall become effective on the Effective Date.

7.	EVIDENCE OF LOAN.

The Lender’s records with respect to any and all sums borrowed, prepaid and repaid, accrued interest and other amounts due or to become due hereunder shall be prima facie evidence of the amounts outstanding, except for manifest errors.

8.	ABSOLUTE OBLIGATION.

The Borrower hereby unconditionally promises to pay to the Lender, in Dollars in immediately available funds, all principal, interest and other amounts owing under this Loan Agreement when such amounts are due and payable hereunder, without counterclaim, deduction, setoff or other reduction for any reason.

9.	PREPAYMENT.

9.1	The Borrower shall have the right at any time and from time to time to prepay, in whole or in part, upon at least ten (10) Business Day’s prior written notice to the Lender, the outstanding principal balance of the Loan.

9.2	All prepayments shall be without premium or penalty.

9.3	Any prepayment shall be at the principal amount specified by the Borrower in its written notice.

9.4	All prepayments shall be accompanied by accrued interest on the principal amount being prepaid to the date of payment.

10.	TAXES.

10.1	Any and all payments made to the Lender pursuant to this Loan Agreement shall be made free and clear of, and without deductions or withholdings for, or on account of, any present or future taxes, duties, levies, imposts, charges, compulsory loans, assessments, or other deductions or withholdings whatsoever, and all liabilities with respect thereto, imposed at any time by any authority having power to tax in any jurisdiction worldwide (such deductions or withholdings being hereinafter referred to as “Taxes”), unless the deduction or withholding of such Taxes is required by any applicable law, in which case the Borrower shall be entitled to deduct or withhold such Taxes from the payments payable to the Lender and the Borrower shall not be required to gross-up such amount deducted or withheld.

10.2	The Borrower shall pay (or if appropriate, reimburse the Lender for) any stamp, documentary or similar taxes or any other excise, intangible or property taxes, charges or similar levies (and any interest or penalty relating thereto) imposed at any time which arise from, or otherwise with respect to, any payment made hereunder or from execution, delivery or registration of this instrument.

11.	EXPENSES.

Without prejudice to Clause 10, the Borrower shall pay all transfer, stamp, documentary or other similar Taxes, assessments or charges levied by any governmental or revenue authority in respect of this Loan Agreement and any other document referred to herein or therein and all costs, expenses, Taxes, assessments and other charges incurred in connection with any filing, registration, recording or perfection of this Loan Agreement or any document referred to herein.

12.	REPRESENTATIONS AND WARRANTIES.

The Borrower hereby represents and warrants (and each representation and warranty is deemed repeated at the date of each drawdown) that:

(a)	Organization. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands and is duly qualified to do business and is in good standing in such jurisdictions where such qualification is necessary.

(b)	Enforceability. This Loan Agreement has been duly executed and delivered by the Borrower and constitutes the legal, valid and binding obligation of the Borrower enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors’ rights or by general principles of equity limiting the availability of equitable remedies.

(c)	No Conflict. Neither the execution or delivery of this Loan Agreement by the Borrower, the consummation by the Borrower of the Loan, nor compliance by the Borrower with the terms and provisions hereof will (i) violate any law, constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any court or governmental authority to which the Borrower is subject, (ii) conflict with or result in a breach or default under the Borrower’s organizational documents, (iii) conflict with or result in a breach or default which is material in the context of this Loan Agreement under any agreement or instrument to which the Borrower is a party or by which it or any of its properties, whether now owned or hereafter acquired, is subject or bound, or (iv) result in the creation or imposition of any lien, charge, or encumbrance of any nature upon any property or assets, whether now owned or hereafter acquired, of the Borrower.

(d)	Litigation. There is no action or proceeding pending or, to the knowledge of the Borrower, threatened, against the Borrower, before any court or administrative agency which is likely to result in any material adverse change in the business or financial condition of the Borrower.

(e)	Purpose of the Loan. The purpose of the Loan shall be to finance the general working capital of the Borrower.

13.	CONDITIONS OF LENDING.

The obligation of the Lender to make the Loan hereunder is subject to the accuracy, as of the date hereof and as of the date of each drawdown, of the representations and warranties contained herein, the performance by the Borrower of its obligations to be performed hereunder on or before each such date, and the Lender continuing to be a party to the JV Deed.

14.	AFFIRMATIVE COVENANTS.

The Borrower covenants and agrees with the Lender that, so long as this Loan Agreement shall remain in effect or the principal of or interest on the Loan or any other amount payable in connection herewith shall be unpaid, unless the Lender otherwise consents in writing, the Borrower shall:

(a)	provide to the Lender within seven (7) Business Days of the end of each calendar month with monthly Management Accounts for such month and within fourteen (14) Business Days of the end of each calendar quarter with a report on product development, sales, marketing, finance and such other areas as the shareholders of the Borrower may reasonably require, prepared by the Borrower’s management;

(b)	furnish the Lender prompt written notice upon its becoming aware of the filing or commencement of, or any threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any governmental authority, against it which would reasonably be expected to result in a material adverse effect on the business, assets, operations or financial condition of the Borrower or in a material impairment of the ability of the Borrower to perform any of its obligations under this Loan Agreement; and

(c)	it will not declare any dividend as long as any sum is outstanding under this Loan Agreement or either of the loan agreements entered or to be entered into between the Borrower and each of eBay International AG and the Lender, respectively, in respect of a loan facility of US$5,000,000.

15.	EVENTS OF DEFAULT.

In case of the occurrence of any of the following events (each, an “Event of Default”):

(a)	the Borrower defaults in the payment when due of any principal of or interest on the Loan, whether at maturity, by acceleration or otherwise;

(b)	any representation or warranty made or deemed made by the Borrower hereunder is false or misleading in any material respect as of the time made or deemed made or furnished, which is not remedied within thirty (30) days after the Lender has notified the Borrower in writing of the same;

(c)	the Borrower defaults in the performance or observance of any other covenant or agreement under this Loan Agreement and such default continues for a period of thirty (30) days after written notice from the Lender;

(d)	the Borrower passes a resolution to dissolve, wind-up or liquidate itself;

(e)	any case, proceeding or other action against the Borrower is commenced seeking an order for relief against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its Debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action (i) results in the entry of an order for relief against it that is not fully stayed within thirty (30) Business Days after the entry thereof or (ii) remains in effect for a period of thirty (30) consecutive days; or

(f)	the Borrower generally fails to pay its Debts as they become due or admits in writing its inability to pay its Debts, or makes a general assignment for the benefit of creditors; or the Borrower commences any case, proceeding or other action seeking an order for relief on its behalf as debtor or adjudicating it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its Debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property; or the Borrower takes any corporate action to authorize or in contemplation of any of the actions set forth above in this paragraph (f), then, and in every such event, the Lender shall in addition to all other rights and remedies available to it be entitled by written (including facsimile) notice to the Borrower to terminate this Loan Agreement and to declare any principal of and all interest accrued on the Loan and all other liabilities accrued hereunder to be forthwith due and payable, and the same shall thereupon become immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding.

16.	MISCELLANEOUS.

16.1	No failure of either party to exercise, and no delay in exercising, any right or remedy in respect of any provision of this Loan Agreement shall operate as a waiver of such right or remedy.

16.2	Notice:

(a)	All notices or communications required to be given under this Loan Agreement shall be in writing and shall be served personally, sent by facsimile (with transmission confirmation as evidenced by a completed transmission report generated by the sender’s facsimile machine) or delivered by overnight or international courier service to the addresses set forth below:

If to the Borrower:

Address:	Tom Group Agents (UK) Limited
Hutchison House, 5 Hester Road, Battersea, London
SW114AN, United Kingdom
Attention:	Company Secretary
Facsimile No.:

With a copy to:	eBay Inc.

Address:	2145 Hamilton Avenue
San Jose, California, 95125
United States of America
Attention:	John Donahoe
Facsimile No.:	408 376 7514

If to the Lender:

Address:	Tom Group Agents (UK) Limited
Hutchison House, 5 Hester Road, Battersea, London
SW114AN, United Kingdom
Attention:	Company Secretary
Facsimile No.:

With a copy to:	Tom Online Inc.

Address:	48th Floor, The Center, 99 Queen’s Road Central, Hong
Kong.
Attention:	Angela Mak
Facsimile No.:

or otherwise addressed with respect to either party hereto as such party may designate in writing to the other pursuant to this Clause 16.2.

(b)	Each such notice shall be effective (i) if delivered by overnight or international courier, when delivered to the recipient’s address provided above, (ii) if sent by facsimile, when received by the recipient at its address provided above, or (iii) if delivered in person by hand, upon the delivery to the intended recipient.

16.3	If any payment (including principal of or interest on the Loan) hereunder becomes due, or otherwise would occur, on a day that is not a Business Day at the location where such payment is to be made, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest, if applicable.

16.4	All payments by the Borrower to the Lender under this Loan Agreement shall be made in Dollars on the respective due dates by transfer to the account of the Lender as the Lender shall designate to the Borrower.

16.5	Applicable Law and Jurisdiction:

(a)	This Loan Agreement shall be governed by, and construed in accordance with, laws of England and Wales.

(b)	In the event that any dispute under this Agreement cannot be resolved between the Borrower and the Lender amicably within thirty (30) days of the date on which the relevant dispute was referred to them, such dispute shall then be settled by final and binding arbitration in London, England conducted pursuant to the LCIA Rules then in effect, which rules are deemed to be incorporated by reference to this Clause. The arbitration shall be conducted by a panel of three (3) arbitrators, one (1) to be appointed by each of the parties and the third to be appointed by the LCIA in accordance with the LCIA Rules. The language of the arbitration shall be English.

16.6	This Loan Agreement is binding upon the parties hereto and their respective successors and assigns; provided, however, that the Borrower may not assign or transfer its rights or obligations hereunder without the Lender’s prior written consent.

16.7	The headings of the sections of this Loan Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Loan Agreement.

16.8	If any provision or part of a provision of this Loan Agreement or its application to either party, shall be, or be found by any authority of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Loan Agreement, all of which shall remain in full force and effect.

16.9	This Loan Agreement may be entered into on separate engrossments, each of which when so executed and delivered shall be an original but each engrossment shall together constitute one and the same instrument and shall take effect from the time of execution of the last engrossment. Immediate evidence that an engrossment has been executed may be provided by transmission of such engrossment by facsimile machine with the original executed engrossment to be forthwith put in the mail.

16.10	A person who is not a party to this Loan Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom to enforce any term of this Loan Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Loan Agreement to be executed by their duly authorized representatives as of the date first above written.

TOM ONLINE INC.
as Lender

By:
Name:
Title:

EBAY PRC HOLDINGS (BVI) INC. as Borrower

By:
Name:
Title: